EXHIBIT 12

PrivateBancorp, Inc.

Computation of Earnings to Fixed Charges

(dollars in thousands)

	Three Months Ended
	September 30,	June 30,	March 31,	Year Ended December 31
	2011	2011	2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$21,075	$15,338	$13,253	$64	$(50,380)	$(153,993)	$13,969
Fixed charges, excluding interest on deposits	5,929	6,045	6,310	32,931	42,112	38,277	26,841

Earnings excluding interest on deposits	$27,004	$21,383	$19,563	$32,995	$(8,268)	$(115,716)	$40,810
Interest on deposits	11,876	13,197	13,996	74,037	111,616	176,710	154,045

Earnings including interest on deposits	$38,880	$34,580	$33.559	$107,032	$103,348	$60,994	$194,855

Fixed Charges:
Interest expense, excluding interest on deposits	$5,929	$6,045	$6,310	$32,931	$42,112	$38,277	$26,841
Interest on deposits	11,876	13,197	13,996	74,037	111,616	176,710	154,045

Total fixed charges, including interest on deposits	$17,805	$19,242	$20,306	$106,968	$153,728	$214,987	$180,886

Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$5,929	$6,045	$6,310	$32,931	$42,112	$38,277	$26,841
Preferred stock dividends	3,426	3,419	3,415	13,607	12,443	546	107

Total fixed charges and preferred stock dividends, excluding interest on deposits	$9,355	$9,464	$9,725	$46,538	$54,555	$38,823	$26,948
Interest on deposits	11,876	13,197	13,996	74,037	111,616	176,710	154,045

Total fixed charges and preferred stock dividends, including interest on deposits	$21,231	$22,661	$23,721	$120,575	$166,171	$215,533	$180,993

	Three Months Ended
	September 30,		June 30,		March 31,		Year Ended December 31
	2011		2011		2011		2010		2009		2008		2007
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	4.55	X	3.54	X	3.10	X	1.00	X	(0.20)	X	(3.02)	X	1.52	X
Including interest on deposits	2.18	X	1.80	X	1.65	X	1.00	X	0.67	X	0.28	X	1.08	X
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	2.89	X	2.26	X	2.01	X	0.71	X	(0.15)	X	(2.98)	X	1.51	X
Including interest on deposits	1.83	X	1.53	X	1.41	X	0.89	X	0.62	X	0.28	X	1.08	X

*	The earnings for the years ended December 31, 2009 and December 31, 2008 (excluding deposit interest) were inadequate to cover total fixed charges for the year. The coverage deficiencies for 2009 and 2008 were $61.2 million and $22.7 million excluding preferred dividends, respectively, and $73.7 million and $23.3 million including preferred dividends, respectively.